Form ATS-N filing for ATS-4 (MS POOL)

Part Number	Item Number	Question	Answer
Part II	Item 6a	Does any employee of the Broker-Dealer Operator or its Affiliate that services both the operations of the NMS Stock ATS and any other business unit or any Affiliate of the Broker-Dealer Operator ("shared employee") have access to confidential trading information on the NMS Stock ATS? If yes, identify the business unit, Affiliate, or both that the shared employee services, and provide a summary of the role and responsibilities of the shared employee at the ATS and the business unit, Affiliate, or both that the shared employee services.	Yes. The Broker-Dealer Operator does not run ATS-4 as a separate business, but rather operates it as one trading product or venue within the full service broker-dealer. There are no employees of MS&Co. or its affiliates that are exclusively dedicated to ATS-4. Certain MS&Co. employees and affiliate employees have responsibilities with respect to MS&Co. and/or an affiliate in addition to responsibilities regarding the operation of ATS-4 and, as such, have the ability to access certain confidential trading information. Such employees' roles are summarized below. Employees who service ATS-4 may be employed by (i) MS&Co.; (ii) an affiliate of MS&Co. that has the ability to trade, including those who have executed trades within ATS-4, and are listed in Part II, Item 2(a); (iii) an affiliates of MS&Co. that has the ability to trade but has not executed in ATS-4 previously and thus is not listed in Part II, Item 2(a); or (iv) an affiliate of MS&Co. that does not transact in securities transactions but provides services to MS&Co. and its affiliates, such as Morgan Stanley Services Group, Inc. (MSSG), an affiliated service entity that provides MS&Co and affiliates with certain inter-company services including, infrastructure group support, information processing, communications and occupancy, and equipment). MS&Co considers confidential trading information of ATS-4 to be (1) order-related information received by ATS-4; (2) execution-related information in ATS-4 (including identities of contra-parties to an execution); and (3) data and analytics

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			related solely to the activity of ATS-4 (with the exception of information made publicly available pursuant to reporting rules and regulations).
			Listed below are the shared employees (which include employees and personnel such as consultants, temporary workers, and contingent workers of MS&Co., its trading affiliates and its non-trading affiliates (described above) ~~including Morgan Stanley Services Group, Inc. (MSSG), an affiliated service entity that provides MS&Co and affiliates with certain inter-company services including, infrastructure group support, information processing, communications and occupancy, and equipment)~~ that service both ATS-4 and MS&Co or an MS&Co affiliate and have access to confidential trading information of ATS-4, along with the basis for such access.
			-Information Technology and Operations employees: Various technology groups of MSSG and MS&Co are responsible for developing, monitoring, and testing and otherwise supporting various systems within MS&Co's trading infrastructure. Employees within these groups include developers, systems engineers, or network engineers for MS&Co systems, including ATS-4. They are responsible for reviewing and testing the coding, systems infrastructure, and network infrastructure that supports the MS&Co trading infrastructure including ATS-4 to ensure stability and continued functionality and are also responsible for developing, testing, and implementing additional functionalities for ATS-4 as needed. Certain of these technology-related employees have access to the real-time production environment for ATS-4. As a result and in order to support the operation and infrastructure of ATS-4, these technology-related employees are able to access databases containing order-related and execution-related information and other

Part Number	Item Number	Question	Answer
			confidential trading information of ATS-4. Similarly, certain Operations employees support the clearance and settlement of transactions effected through MS&Co including transactions effected on ATS-4. Those employees require access to confidential information of the Broker-Dealer Operator including confidential trading information of ATS-4, such as execution-related information and allocation information on order records, to assist in issues relating to clearance and settlement of such transactions. -Sales and Trading employees: sales and trading employees handle orders on behalf of themselves and their clients and include the desks described in Part II, Item 1(a), account coverage, electronic product, and strategists. Sales and trading employees could be employees of MS&Co., its trading affiliates or non-trading affiliates (as described above). Sales and trading employees provide trading discretion to determine when and how to handle an order, including routing an order directly or indirectly to ATS-4 among other market centers. Account representatives assigned to clients whose orders may be entered in ATS-4 (among other market centers) have access, with respect to each applicable client, to the order information prior to such information being entered into ATS-4 and, as a result of servicing such client, have access to execution-related information, including the fact that such client's order was matched in ATS-4 with an order from another Participant in ATS-4. Such sales and trading employees have access to their client information prior to entry and after execution in ATS-4. Account representatives have system entitlements only for the clients they cover and only have visibility into where an order was ultimately routed and/or executed, whether to/in ATS-4

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			or any other market center. Sales and trading employees in electronic product are responsible for the development and maintenance of the electronic trading infrastructure, including ATS-4 and other electronic products and have access to client order information related to such electronic product maintenance. Strategists are responsible for compiling data and analytics in response to client and/or internal inquiries related to the use and functionality of electronic trading infrastructure, including ATS-4, and/or high touch offerings. Electronic trading product and strategist employees have access to information about orders routed to and from ATS-4, the execution of those orders, and orders resting in the ATS, as well as any other market center in which orders are routed. ~~Sales and trading employees, including account coverage, handle orders on behalf of clients. This could involve providing trading discretion to determine when and how to handle an order, including routing an order directly or indirectly to ATS-4 among other market centers. Account representatives assigned to clients whose orders may be entered in ATS-4 (among other market centers) have access, with respect to each applicable client, to the order information prior to such information being entered into ATS-4 and, as a result of servicing such client, have access to execution-related information, including the fact that such client's order was matched in ATS-4 with an order from another Participant in ATS-4. Such sales and trading employees have access to their client information prior to entry and after execution in ATS-4. Account representatives have system entitlements only for the clients they cover and only have visibility into where an order was ultimately routed and/or executed, whether to/in ATS-4 or any other market center.~~

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			-Risk Management personnel: MS&Co and its trading affiliates and non-trading affiliates (as described above) haves employees that perform business unit risk management functions including market risk, non-market risk, credit risk, and technology risk with respect to the businesses of the Broker-Dealer Operator including ATS-4. In performing these functions, these employees have access to order and execution information and other confidential information relating to Morgan Stanley business activities, including confidential trading information of ATS-4, such as order-related information, execution-related information, and client or desk trading activity. -Supervisory and Oversight employees: Employees of MS&Co. and its trading affiliates and non-trading affiliates (as described above) acting in a supervisory or oversight capacity (including employees performing reviews at the direction of such employees) have access to confidential information relating to Morgan Stanley business activities, including confidential trading information of ATS-4. Certain of these employees, among other responsibilities, have supervisory responsibilities reasonably designed to ensure that ATS-4 operates as intended. They are also responsible for evaluating and reviewing Participant performance, assessing Participant trading activity in connection with classification as a Professional Trader or not as a Professional Trader (See Part III, Item 13), reviewing market developments to adhere to regulatory obligations, and conducting analyses in connection with the foregoing. In furtherance of these

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			responsibilities, these employees have access to confidential trading information of ATS-4. -Legal, Compliance and other Guardianship functions: Employees in the Legal and Compliance Departments and others involved in complying with regulatory requirements support, with respect to such requirements, the businesses of MS&Co, including the business of ATS-4. These employees provide such support by, among other functions, responding to regulatory inquiries, conducting compliance and other reviews, performing internal audits of the trading infrastructure of the Broker-Dealer Operator (including the trading infrastructure supporting ATS-4), all with respect to activity within ATS-4. In the course of performing such functions and generally providing support to ATS-4, those employees have access, on an as-needed basis, to confidential trading information of ATS-4, such as order-related and execution-related information in ATS-4. Certain personnel from the groups listed above participate in the meetings described in Part III, Item 13(a) to classify a Participant as a professional trader or not a professional trader. As such, those personnel have access to confidential trading information of ATS-4 but may only use the information obtained in or through such meetings for the purpose of such meetings and may not use such information for any unauthorized purpose. The Broker-Dealer Operator has written policies and procedures designed to safeguard confidential trading information. Such policies and procedures are global and, as such, apply to the Broker-Dealer Operator and all of its affiliates. The Broker-Dealer Operator and affiliate employees' access to confidential trading information is dependent upon the level of information that is needed to perform their duties and responsibilities related to ATS-4.

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			MS&Co. and its trading affiliate and non-trading affiliate employees (as described above) are strictly prohibited from using such information in an unauthorized manner and from discussing the details of any trades in ATS-4 with persons who do not need such information to carry out their designated duties and responsibilities. Access to such information is granted as needed to perform these duties and responsibilities.
Part II	Item 6b	Does any entity, other than the Broker-Dealer Operator, support the service or functionalities of the NMS Stock ATS ("service provider") that are required to be explained in Part III of this form? If yes, both identify the service provider and provide a provide a summary of the role and responsibilities of the service provider in response to the applicable Item number in Part III of this form, as required. List the applicable Item here. If there are services or functionalities that are not applicable to Part III, identify the service provider, the services and functionalities, and also provide a summary of the role and responsibilities of the service provider.	Yes. As indicated in the response to Item 6(a), there are no employees of MS&Co. or its affiliates that are exclusively dedicated to ATS-4. Certain MS&Co. employees and affiliate employees have responsibilities with respect to MS&Co. and/or an affiliate in addition to responsibilities regarding the operation of ATS-4 and, as such, have the ability to access certain confidential trading information. . As described in Item 6(a), employees who service ATS-4 may be employed by (i) MS&Co.; (ii) one of MS&Co.'s trading affiliates, including those listed in Part II, Item 2(a); (iii) one of MS&Co.'s trading affiliates who are not listed in Part II, Item 2(a); or (iv) a non-securities trading affiliate of MS&Co, such as MSSG. MS&Co has an agreement with an affiliated service entity, MSSG, in which MSSG agrees to provide MS&Co with certain inter-company services including operations, technology, legal, compliance and other infrastructure group support. In addition, Equinix, Inc. operates the NY5 data center that hosts the servers that operate ATS-4 and provides the connectivity services described in Part III, Item 6 (Connectivity and Co-location). Equinix is not authorized to access confidential trading information of ATS-4.